UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of March 2022

333-206723

(Commission File Number)

P.V NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s special general meeting of the shareholders to be held on April 7, 2022
ii.	Proxy Card to be used with respect to the Company’s special l general meeting of the shareolders to be held on April 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2022	P.V NANO CELL LTD.

	By:	/s/ Evyatar Cohen
		Name:	Evyatar Cohen
		Title:	Chief Financial Officer

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